SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 10, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO

DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001- 80

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS REGARDING THE 19th ISSUANCE

Companhia de Saneamento Básico do Estado de São Paulo – SABESP ("Company") hereby announces to the debenture holders of the Company’s 19th Issuance of Simple, Unsecured and Non-Convertible Debentures, in a Single Series ("Debentures" and "19th Issuance"), in accordance with item 5.3 of Clause V of the Private Deed Instrument of the 19th Issuance of Simple, Unsecured and Non-Convertible Debentures, in a Single Series, for Public Distribution with Restricted Placement Efforts of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("Indenture"), which will hold the partial amortization of the outstanding Debentures of the 19th Issuance ("Partial Extraordinary Amortization").

The Partial Extraordinary Amortization will be held on March 30, 2016 ("Date of the Partial Extraordinary Amortization"), upon payment of 60.00% (sixty percent) of the Nominal Unit Value of the Debentures, totaling R$300,000,000.00 (three hundred million reais) on the Date of the Partial Extraordinary Amortization, plus Remuneration, calculated pro rata temporis from the last Date of Payment of Remuneration and other charges due and unpaid until the Date of the Partial Extraordinary Amortization, without any premium. The payment of the Partial Extraordinary Amortization shall cover all outstanding Debentures, proportionally, and will be made using the procedures adopted by CETIP S.A. - Mercados Organizados ("CETIP"), for the Debentures held in custody electronically at CETIP, or the procedures to be indicated by Itaú Unibanco S.A., as the Agent Bank of the Debentures that are not held in custody electronically at CETIP.

The Debentures Holders’ Trustee is Planner Corretora de Valores S.A.

The Debentures are held in custody electronically at CETIP under code SBSPA9.

The terms beginning with a capital letter used in this Notice that are not herein defined have the meanings assigned to them in the Indenture.

São Paulo, March 9, 2016

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 10, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.